Exhibit 3.1

THIRD CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

REVOLUTION LIGHTING TECHNOLOGIES, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), Revolution Lighting Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Revolution Lighting Technologies, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was December 16, 1993 under the name Super Vision International, Inc. On April 11, 2007, the Corporation changed its name from Super Vision International, Inc. to Nexxus Lighting, Inc. On November 14, 2012, the Corporation changed its name from Nexxus Lighting, Inc. to Revolution Lighting Technologies, Inc.

2. The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the DGCL setting forth a proposed third amendment to the Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) of the Corporation (the “Third Amendment”) and declaring the Third Amendment to be advisable. The requisite stockholders of the Corporation have duly approved the Third Amendment in accordance with Section 242 of the DGCL. The Third Amendment amends the Certificate of Incorporation of the Corporation as follows:

Article FOURTH is hereby amended by adding the following text immediately after the last paragraph of Article FOURTH:

“Effective upon the filing of the Third Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each ten (10) shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification shall be entitled to cash payment for each fractional share of Common Stock that would have been issued to such person.

3. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified, provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Third Certificate of Amendment to be signed by its President and Chief Executive Officer on this 10th day of March, 2016.

REVOLUTION LIGHTING TECHNOLOGIES, INC.

By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: President and Chief Executive Officer